02014525

P, E, 2/11/02

RECD S.E.C.
FEB 13 2002
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002.

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

PROCESSED
FEB 22 2002
THOMSON
FINANCIAL

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✓

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

serono

Media Release

FOR IMMEDIATE RELEASE

SERONO LAUNCHES SEROJET™ NEEDLE-FREE DEVICE TO DELIVER SEROSTIM® HUMAN GROWTH HORMONE

SeroJet™ eliminates risk of accidental needle-stick injuries and provides patients with an alternative to traditional needles and syringes

Rockland, MA, February 12, 2002 -- Serono, Inc. today announced the US launch of SeroJet™[1], a needle-free option for delivering Serostim® [somatropin (rDNA origin) for injection], the company's recombinant human growth hormone (rHGH). Serono (SWX Swiss Exchange: SEO & NYSE: SRA) is the only company to provide a needle-free delivery system for growth hormone in the US. SeroJet™ offers patients an alternative to traditional needles and syringes for the subcutaneous administration of Serostim® thereby eliminating the risk of accidental needle-stick injuries. SeroJet™ is being offered at no additional cost to Serostim® patients.

"Because SeroJet™ is completely needle-free, it is an excellent alternative to traditional needles and syringes, especially for those AIDS patients who prefer needle-free delivery, have a history of intravenous drug use, or who have small children at home," commented Frederick T. Murray, MD, Executive Medical Director, Metabolic Endocrinology, Serono, Inc.

Needle-Free Technology

Utilizing a coiled spring mechanism, SeroJet™ delivers a finely dispersed, high-pressure stream of Serostim® through a point of entry in the skin that is five times smaller in area than that of a standard 28-gauge needle injection. [2]

"SeroJet™ is an important new delivery option for AIDS wasting patients on growth hormone therapy," said Isabelle Stillger, Executive Vice President, Metabolic Endocrinology Business Unit, Serono, Inc. "In addition, this system reduces the risk of needle stick injury, and can help minimize patient anxiety normally associated with traditional syringes."

Although infrequent, delivery-site reactions may occur with this device. As with any injection device, improper use of SeroJet™ may result in injury, including the transmission of blood-borne diseases such as hepatitis, HIV and AIDS. Users should adhere to strict safety and antiseptic precautions at all times. This device is not recommended for use in patients with blood disorders.

SeroJet™ Support and Training
Serono offers a wide range of support to people living with AIDS and health care providers. Serono is coordinating free training workshops for health care providers around the country so that they can teach patients to use SeroJet™ confidently and correctly. In addition, Serono has established The Nurse Network, a support service through which patients may speak directly to a registered nurse who has been trained on the SeroJet™ device. The nurses can answer questions and offer assistance to patients on proper technique with the device, maintenance and care of SeroJet™. A toll-free hotline for SeroJet™ (1-866-SEROJET) has been established to facilitate SeroJet™ orders, to answer questions from patients and health care providers, and to facilitate referrals to Serono's Nurse Network.

Additional information about SeroJet™ and related support services is also available online at www.serojet.com.

###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2001. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

###

About Serono
Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F® (follitropin alfa for injection), Luveris® (lutropin alfa), Ovidrel®/Ovitrelle® (choriogonadotropin alfa for injection), Rebif® (interferon beta-1a), Serostim® [somatropin (rDNA origin) for injection] and Saizen® [somatropin (rDNA origin) for injection].[3] (Rebif® and Luveris® are not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are fifteen new molecules in development.

In 2000, Serono achieved worldwide revenues of US$1.240 billion, and a net income of US$301 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the SWX Swiss Exchange (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono, Inc., Rockland, MA
Media Relations:
Tel. 781 681 2340
Fax 781 681 2935
www.seronousa.com

Bioject Medical Technologies, Inc.
Cecelia Heer
Investor Relations Manager
Tel. 973 605 8554
Fax 973 644 0991
John Gandolfo
Chief Financial Officer
Tel. 973 605 1022
www.bioject.com

-end-

---

[1] Customized version of the Vitajet 3, a registered trademark of Bioject, Inc. SeroJet™ was developed for Serostim® in partnership with Bioject Medical Technologies, Inc. (NASDAQ: BJCT), a leading developer and manufacturer of jet injection systems for drug delivery, under an exclusive licensing agreement with Serono. The device has been customized and tested for exclusive use with Serostim®, and will be marketed under the Serono brand.
[2] Data on file, Serono, Inc.
[3] Package inserts for the company's US products are available at www.seronousa.com or by calling 1-888-275-7376

serono

Media Release

FOR IMMEDIATE RELEASE

SERONO ANNOUNCES 2001 UNDERLYING SALES GROWTH OF 15%

-FDA decision on REBIF expected during March 2002-

Geneva, Switzerland, February 13, 2002 –
Serono S.A. (SWX Swiss Exchange: SEO and NYSE: SRA)

- Fourth quarter sales up 17.1% to $338.4m and full year 2001 sales up 15.0% to $1,249.4m in local currencies on a like-for-like basis
- Rebif® further strengthens its position as the leading multiple sclerosis treatment outside the US with sales up 54.1% in local currencies to $379.6m. During 2001 Serono invested $30m for Rebif® in the US and the FDA decision on the BLA is expected in March 2002
- Manufacturing improvements drive continued improvement in gross margin to 82.9% for the full year, with biotech products now 82.2% of sales
- Net income up 5.2% to $316.7m and net cash flow from operating activities increased by 58.5% to $405.0m
- Seven new molecules entered pre-clinical development during 2001

"We have delivered a good all-round performance. Our business is in great shape, and we have made the necessary investments for continued growth," said Ernesto Bertarelli, Chief Executive Officer of Serono. "2001 was notable for our strengthened market leadership in multiple sclerosis, new product launches and excellent results in R&D," he continued.

SALES UP 17.1% IN 4TH QUARTER ON LIKE-FOR-LIKE BASIS

Worldwide net sales were $1,249.4m for the full year 2001 (2000: $1,147.0m) and $338.4m in the fourth quarter (2000: $300.3m). Excluding the exceptional items represented by the recall of Crinone® and the discontinuation of Curosurf® sales, worldwide net sales increased in local currencies by 15.0% for the full year 2001 and by 17.1% in the fourth quarter.

The net negative currency impact in the full year 2001 was $30.5m due mainly to the weakness of European currencies against the US$.

-more-

MULTIPLE SCLEROSIS: REBIF BECAME MARKET LEADER OUTSIDE THE US

Sales of Rebif® in multiple sclerosis (MS) increased by 54.1% in local currencies to $379.6m for the full year 2001 (2000: $254.2m). Fourth quarter sales were $110.5m (2000: $74.5m).

During 2001 Rebif® became the market leader outside the US and in the fourth quarter we estimate its market share was 38% in value terms. Rebif® is now available in over 70 countries worldwide.

Serono invested $30m during the second half of 2001 in preparation for a US launch of Rebif® and expects an FDA decision on its Biologics License Application (BLA) during March 2002.

As anticipated, in the fourth quarter the European Commission approved a variation to expand EU labelling of Rebif® to include treatment of relapsing patients with secondary progressive multiple sclerosis.

REPRODUCTIVE HEALTH: NEW PRODUCT LAUNCHES

Excluding the Crinone® effect, worldwide reproductive health sales increased by 3.7% in local currencies during 2001.

Sales in reproductive health were $574.3m for the full year 2001 (2000: $592.3m) and fourth quarter sales were $154.8m (2000: $153.9m).

During the full year 2001, Gonal-F® sales increased by 14.7% in local currencies to $410.5m (2000: $365.9m), boosted by the launch of the multidose formulation. Fourth quarter sales were $109.7m (2000: $93.1m).

With the launches of the two new recombinant products Luveris® and Ovidrel®/Ovitrelle®, Serono became the only company to provide all three recombinant hormones for the treatment of infertility.

GROWTH HORMONE: SAIZEN GROWS BY 23%

For the full year 2001 Saizen® sales increased by 23.0% in local currencies to $107.3m (2000: $90.0m), and by 28.8% in local currencies during the fourth quarter to $28.9m (2000: $22.1m). This excellent performance is largely due to the continued success of the innovative delivery devices cool.click™ and one.click™. In August 2001, Saizen received approval in adult growth hormone deficiency in Europe.

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For the full year 2001 Serostim® sales declined by 8.5% in local currencies to $125.3m (2000: $137.1m), and fourth quarter sales were $27.0m (2000: $33.8m). This performance reflects reimbursement issues and we expect market conditions to remain difficult in 2002. Serojet™, a needle-free injection device for use with Serostim® has just been launched in the US, offering patients a more user-friendly method of administration.

SALES GROWTH LED BY EUROPE

Full year European sales increased by 22.8% in local currencies to $542.2m driven largely by continued penetration of Rebif® and Gonal-F®. North American sales were down slightly to $390.6 m (-3.0%). Strong sales performances were recorded in Asia Pacific at $54.4m (+32.3%), Middle East, Africa and Eastern Europe at $84.1m (+15.7%) and Oceania at $17.9 m (+27.5%). Despite difficult economic conditions in Argentina, sales in Latin America were $130.9m (+15.2%).

FINANCIAL PERFORMANCE DRIVEN BY 2.9% POINTS INCREASE IN GROSS MARGIN

Royalty and licensing income for the full year 2001 increased 37.1% to $127.1m (2000: $92.7m). Fourth quarter royalty and licensing income increased 6.8% to $27.2m (2000: $25.5m).

Total revenues for the full year 2001 increased 13.5% in local currencies to $1,376.5m (2000: $1,239.7m). Fourth quarter total revenues increased 11.5% in local currencies to $365.6m (2000: $325.7m).

The gross margin for the full year 2001 increased to 82.9% of product sales (2000: 80.0%) as a result of further manufacturing improvements leading to higher production yields and the continued increase in the proportion of biotechnology products. Fourth quarter gross margin increased to 84.6% of product sales (2000: 82.4%).

Selling, general and administrative expenses for the full year 2001 were $446.9m or 35.8% of product sales (2000: $393.7m or 34.3% of product sales). Fourth quarter SG&A expenses were $126.7m or 37.4% of product sales (2000: $99.1m or 33.0% of product sales) due to the investment for Rebif® in the US and the launch costs for Luveris® and Ovitrelle®.

Research and Development expenses for the full year 2001 were $308.6m or 24.7% of product sales (2000: $263.2m or 22.9% of product sales). Fourth quarter R&D expenses were $80.0m or 23.7% of product sales (2000: $68.9m or 22.9% of product sales).

-more-

Operating income for the full year 2001 was \$337.7m (2000: \$321.7m) or 27.0% of product sales. Fourth quarter 2001 operating income was \$88.1m or 26% of product sales (2000: \$90.1m or 30% of product sales), this decrease being due to the investment for Rebif® in the US.

Net financial income for the full year 2001 declined by 1.7% to \$51.4m (2000: \$52.3m) due to falling interest rates in the second half and to an exceptional gain in 2000 of \$20.7m in an investment fund. Fourth quarter net financial income was \$2.9m (2000: \$16.8m), including a net translation loss of \$3.1m due to the devaluation of the Argentine peso.

Net income for the full year 2001 grew by 5.2% to \$316.7m, or 25.3% of product sales (2000: \$301.0m). Net income for the fourth quarter 2001 was \$76.7m (2000: \$90.7m), reflecting the investment for Rebif® in the US and lower interest income.

Basic earnings per share for 2001 increased to \$19.72 per bearer share (2000: \$19.50) and to 49.3 cents per American Depositary Share (2000: 48.8 cents).

NET CASH FLOW FROM OPERATING ACTIVITIES UP 58.5%

For the year ended December 31st, 2001, net cash flow from operating activities was \$405.0m compared to \$255.4m for 2000. This substantial improvement was driven by a higher operating result and tight management of working capital.

DIVIDEND PROPOSAL

The Board of Directors will propose to the Annual General Meeting a cash dividend of CHF6.25 per bearer share (2000: CHF 6.00), representing a payout ratio of 18.8% (2000: 18.2%).

R&D NEWS

During 2001, 7 new molecules entered pre-clinical development:

- A beta-sheet breaker peptide with activity in a model of Alzheimer's disease
- An oral IKK-2 inhibitor which has shown activity in a model of rheumatoid arthritis
- An orally active JNK inhibitor with potential in ischemic and inflammatory conditions
- A chemokine antagonist with promising activity in a multiple sclerosis model
- A low molecular weight oxytocin receptor antagonist with potential as a treatment for premature labour
- TACI and BCMA - these cell-surface receptors found on B-lymphocytes, which have potential for the treatment of autoimmune diseases, are being co-developed with ZymoGenetics.

During 2001 several collaborative agreements were signed with smaller biotech companies, including Evotec OAI, Inpharmatica, ZymoGenetics and Celera Genomics.

A phase 2 clinical trial of r-TBP-1 in patients with psoriasis or psoriatic arthritis has recently been initiated.

IL-18 binding protein recently moved from pre-clinical development into phase 1 clinical trials. IL-18 bp has been shown to have activity in models of both rheumatoid arthritis and Crohn's disease.

2002 financial calendar

The financial calendar for 2002 is:

Management Roadshow	March 25, London; March 26 New York; March 27 San Francisco; April 3 Geneva am, Zurich pm
First quarter results	April 23
Annual General Meeting	May 22
Second quarter results	July 24
Third quarter results	October 23

Conference Call and Webcast

Serono will hold a conference call today, February 13, 2002, from 4.30 to 5.30 p.m. Central European Time (10.30 to 11.30 a.m. Eastern Standard Time) during which Serono Management will present the Company's Full Year 2001 Results and Business Update. To join the telephone conference please dial +41 848 22 41 11 (from Europe), 0848 22 41 11 (from Switzerland) and +1 412 858 46 00 (from the U.S.).

Slides will be made available one hour prior to the start of the conference call via Serono's Corporate home page, www.serono.com.

The event will also be relayed by live webcast which interested parties may access via Serono's Corporate home page. The webcast will be available for replay until close of business on February 28, 2002.

###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2001. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

###

About Serono

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Rebif® and Luveris® are not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are fifteen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the SWX Swiss Exchange (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva, Switzerland:

Media Relations:
Tel: +41-22-739 36 00
Fax: +41-22-739 30 85
www.serono.com

Investor Relations:
Tel: +41-22-739 36 01
Fax: +41-22-739 30 22
Reuters: SEOZ.VX / SRA.N
Bloomberg: SEO VX / SRA US

Noonan/Russo Communications:
Tel: +44-207 726 4452
Fax: +44-207 726 4453
www.noonanrusso.com

Serono,Inc., Rockland, MA
Media Relations:
Tel. +1 781 681 2340
Fax: +1 781 6812935
www.seronousa.com

On the following pages, there are:

- Tables detailing sales in dollars and local currencies by therapeutic area, geographic region and the top 10 products for the 3 and 12 months ended December 31, 2001 and 2000.
- The unaudited consolidated financial statements for the 3 and 12 months ended December 31, 2001 and 2000, including income statements, balance sheets and statements of cash flows, prepared in accordance with International Accounting Standards (I.A.S.).

SALES BY THERAPEUTIC AREA

	Three Months Ended December 31, 2001				Three Months Ended December 31, 2000	
	$ million	% of sales	% Change $	% change L/C	$ million	% of sales
Reproductive Health	154.8	45.7%	0.6%	0.2%	153.9	51.3%
Multiple Sclerosis	110.5	32.6%	48.3%	46.4%	74.5	24.8%
AIDS Wasting	27.0	8.0%	(20.3%)	(20.2%)	33.8	11.3%
Growth	28.9	8.5%	30.4%	28.8%	22.1	7.4%
Others	17.2	5.2%	9.3%	7.9%	16.0	5.3%
Total sales (US$ million)	**$ 338.4**	**100%**	**12.7%**	**12.1%**	**$ 300.3**	**100%**

SALES BY GEOGRAPHIC REGION

	Three Months Ended December 31, 2001				Three Months Ended December 31, 2000	
	$ million	% of sales	% change $	% change L/C	$ million	% of sales
Europe	153.5	45.4%	28.4%	24.8%	119.6	39.8%
North America	94.5	27.9%	(8.2%)	(7.5%)	102.9	34.3%
Latin America	38.2	11.3%	27.9%	27.9%	29.9	9.9%
Others	52.2	15.4%	9.0%	11.1%	47.9	16.0%
Total sales (US$ million)	**$ 338.4**	**100%**	**12.7%**	**12.1%**	**$ 300.3**	**100%**

SALES BY THERAPEUTIC AREA

	Twelve Months Ended December 31, 2001				Twelve Months Ended December 31, 2000	
	$ million	% of sales	% Change $	% change L/C	$ million	% of sales
Reproductive Health	574.3	46.0%	(3.0%)	(0.7%)	592.3	51.6%
Multiple Sclerosis	379.6	30.4%	49.3%	54.1%	254.2	22.2%
AIDS Wasting	125.3	10.0%	(8.6%)	(8.5%)	137.1	12.0%
Growth	107.3	8.6%	19.2%	23.0%	90.0	7.8%
Others	62.9	5.0%	(14.4%)	(12.3%)	73.4	6.4%
Total sales (US$ million)	**$1,249.4**	**100%**	**8.9%**	**11.6%**	**$1,147.0**	**100%**

SALES BY GEOGRAPHIC REGION

	Twelve Months Ended December 31, 2001				Twelve Months Ended December 31, 2000	
	$ million	% of sales	% change $	% change L/C	$ million	% of sales
Europe	542.2	43.4%	17.9%	22.8%	460.1	40.1%
North America	390.6	31.3%	(3.5%)	(3.0%)	404.9	35.3%
Latin America	130.9	10.5%	15.2%	15.2%	113.6	9.9%
Others	185.7	14.8%	10.2%	14.2%	168.4	14.7%
Total sales (US$ million)	**$1,249.4**	**100%**	**8.9%**	**11.6%**	**$ 1,147.0**	**100%**

LIKE FOR LIKE SALES BY THERAPEUTIC AREA*

	Three Months Ended December 31, 2001				Three Months Ended December 31, 2000	
	$ million	% of sales	% Change $	% change L/C	$ million	% of sales
Reproductive Health (a)	155.6	45.9%	6.4%	5.9%	146.2	50.8%
Multiple Sclerosis	110.5	32.6%	48.3%	46.4%	74.5	25.9%
AIDS Wasting	27.0	8.0%	(20.3%)	(20.2%)	33.8	11.8%
Growth	28.9	8.5%	30.4%	28.8%	22.1	7.7%
Others (b)	17.2	5.0%	53.7%	52.6%	11.4	3.9%
Total sales (US$ million)	**$ 339.2**	**100%**	**17.8%**	**17.1%**	**$ 288.0**	**100%**

LIKE FOR LIKE SALES BY GEOGRAPHIC REGION*

	Three Months Ended December 31, 2001				Three Months Ended December 31, 2000	
	$ million	% of sales	% change $	% change L/C	$ million	% of sales
Europe	153.3	45.2%	34.5%	30.8%	114.0	39.6%
North America	95.4	28.1%	(1.3%)	(0.6%)	96.7	33.6%
Latin America	38.2	11.3%	29.8%	29.8%	29.4	10.2%
Others	52.3	15.4%	9.2%	11.3%	47.9	16.6%
Total sales (US$ million)	**$ 339.2**	**100%**	**17.8%**	**17.1%**	**$ 288.0**	**100%**

LIKE FOR LIKE SALES BY THERAPEUTIC AREA*

	Twelve Months Ended December 31, 2001				Twelve Months Ended December 31, 2000	
	$ million	% of sales	% Change $	% change L/C	$ million	% of sales
Reproductive Health (a)	571.9	46.2%	1.2%	3.7%	564.8	51.3%
Multiple Sclerosis	379.6	30.7%	49.3%	54.1%	254.2	23.1%
AIDS Wasting	125.3	10.1%	(8.6%)	(8.5%)	137.1	12.4%
Growth	107.3	8.7%	19.2%	23.0%	90.0	8.2%
Others (b)	52.5	4.2%	(4.8%)	(2.8%)	55.2	5.0%
Total sales (US$ million)	**$ 1,236.6**	**100%**	**12.3%**	**15.0%**	**$ 1,101.3**	**100%**

LIKE FOR LIKE SALES BY GEOGRAPHIC REGION*

	Twelve Months Ended December 31, 2001				Twelve Months Ended December 31, 2000	
	$ million	% of sales	% change $	% change L/C	$ million	% of sales
Europe	531.2	43.0%	21.1%	26.2%	438.8	39.8%
North America	389.4	31.5%	2.0%	2.5%	382.0	34.7%
Latin America	130.6	10.6%	16.1%	16.1%	112.4	10.2%
Others	185.4	14.9%	10.3%	14.3%	168.1	15.3%
Total sales (US$ million)	**$ 1,236.6**	**100%**	**12.3%**	**15.0%**	**$ 1,101.3**	**100%**

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*Like-for-like sales exclude
(a) Crinone® of ($0.8m) in the fourth quarter of 2001 and $7.7m in the same period of 2000, $2.4m for the year of 2001 and $27.4m in the same period of 2000
(b) Curosurf® of $0.0m in the fourth quarter of 2001 and $4.6m in the same period of 2000, $10.4m for the year of 2001 and $18.3m in the same period of 2000

TOP TEN PRODUCTS

	* TA	Three Months Ended December 31, 2001 $ million	% of sales	% Change $	% change L/C	Three Months Ended December 31, 2000 $ million	% of sales
Rebif®	MS	110.5	32.6%	48.3%	46.4%	74.5	24.8%
Gonal-F®	RH	109.7	32.4%	17.8%	16.4%	93.1	31.0%
Saizen®	Growth	28.9	8.5%	30.4%	28.8%	22.1	7.4%
Serostim®	Wasting	27.0	8.0%	(20.3%)	(20.2%)	33.8	11.3%
Metrodin HP®	RH	17.3	5.1%	(23.9%)	(22.5%)	22.8	7.6%
Pergonal®	RH	11.9	3.5%	(36.3%)	(35.7%)	18.7	6.2%
Profasi®	RH	6.5	1.9%	18.2%	18.2%	5.5	1.8%
Stilamin®	Other	5.0	1.5%	64.1%	63.2%	3.0	1.0%
Cetrotide®	RH	3.9	1.2%	666.6%	637.8%	0.5	0.2%
Serophene®	RH	1.6	0.5%	3.2%	5.9%	1.5	0.5%

	* TA	Twelve Months Ended December 31, 2001 $ million	% of sales	% Change $	% change L/C	Twelve Months Ended December 31, 2000 $ million	% of sales
Gonal-F®	RH	410.5	32.9%	12.2%	14.7%	365.9	31.9%
Rebif®	MS	379.6	30.4%	49.3%	54.1%	254.2	22.2%
Serostim®	Wasting	125.3	10.0%	(8.6%)	(8.5%)	137.1	12.0%
Saizen®	Growth	107.3	8.6%	19.2%	23.0%	90.0	7.8%
Metrodin HP®	RH	67.1	5.4%	(30.1%)	(26.8%)	96.1	8.4%
Pergonal®	RH	38.1	3.0%	(31.3%)	(30.6%)	55.4	4.8%
Profasi®	RH	23.8	1.9%	2.2%	4.1%	23.3	2.0%
Stilamin®	Other	16.9	1.4%	10.7%	13.5%	15.3	1.3%
Cetrotide®	RH	10.6	0.8%	1568.1%	1536.3%	0.6	0.1%
Serophene®	RH	5.7	0.5%	(16.2%)	(12.6%)	6.8	0.6%

*** Therapeutic Areas**

RH = Reproductive Health   Wasting = AIDS Wasting
MS = Multiple Sclerosis   Growth = Growth Retardation

-more-

Consolidated Income Statements

Three months ended December 31	2001* US$'000	% of Sales	% change	2000 US$'000	% of Sales
Revenues					
Product sales	338'440	100.0%	12.7%	300'261	100.0%
Royalty and license income	27'186		6.8%	25'465	
Total Revenues	365'626		12.2%	325'726	
Operating Expenses					
Cost of product sales	51'985	15.4%	(1.6%)	52'822	17.6%
Selling, general and administrative	126'702	37.4%	27.9%	99'090	33.0%
Research and development	80'042	23.7%	16.2%	68'889	22.9%
Other operating expense, net	18'792	5.6%	26.4%	14'872	5.0%
Total Operating Expenses	277'521	82.0%	17.8%	235'673	78.5%
Operating Income	88'105	26.0%	(2.2%)	90'053	30.0%
Financial income, net	2'944		(82.4%)	16'762	
Other expense, net	722			482	
Total Non Operating Income, Net	2'222			16'280	
Income Before Taxes and Minority Interests	90'327	26.7%	(15.1%)	106'333	35.4%
Taxes	13'546			15'492	
Income Before Minority Interests	76'781			90'841	
Minority interests	42			176	
Net Income	76'739	22.7%	(15.4%)	90'665	30.2%

*Unaudited

	2001	% Change	2000
Basic Earnings per Share (in U.S. dollars)			
- Bearer shares	4.78	(15.3%)	5.64
- Registered shares	1.91	(15.3%)	2.26
- American depositary shares	0.12	(15.3%)	0.14
Diluted Earnings per Share (in U.S. dollars)			
- Bearer shares	4.77	(15.3%)	5.63
- Registered shares	1.91	(15.3%)	2.25
- American depositary shares	0.12	(15.3%)	0.14

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$76.7 million (2000 US$90.7 million), by an appropriate number of shares. This is 11,655,237 bearer shares (2000 11,660,897) and 11,013,040 registered shares (2000 11,013,040). The total weighted average equivalent number of bearer shares is 16,060,453 (2000 16,066,113) for the three months ended December 31, 2001. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,679,571 (2000 11,693,861).

-more-

Consolidated Income Statements

Twelve months ended December 31	2001* US$'000	% of Sales	% change	2000 US$'000	% of Sales
Revenues					
Product sales	**1'249'405**	100.0%	8.9%	1'146'998	100.0%
Royalty and license income	**127'065**		37.1%	92'656	
Total Revenues	**1'376'470**		11.0%	1'239'654	
Operating Expenses					
Cost of product sales	**213'160**	**17.1%**	(7.3%)	229'907	20.0%
Selling, general and administrative	**446'945**	**35.8%**	13.5%	393'716	34.3%
Research and development	**308'561**	**24.7%**	17.3%	263'152	22.9%
Other operating expense, net	**70'152**	**5.6%**	125.2%	31'147	2.7%
Total Operating Expenses	**1'038'818**	**83.1%**	13.2%	917'922	80.0%
Operating Income	**337'652**	**27.0%**	4.9%	321'732	28.0%
Financial income, net	**51'381**		(1.7%)	52'277	
Other expense, net	**2'548**			2'411	
Total Non Operating Income, Net	**48'833**			49'866	
Income Before Taxes and Minority Interests	**386'485**	**30.9%**	4.0%	371'598	32.4%
Taxes	**69'816**			70'384	
Income Before Minority Interests	**316'669**			301'214	
Minority interests	**(52)**			174	
Net Income	**316'721**	**25.3%**	5.2%	301'040	26.2%

*Unaudited

	2001	% Change	2000
Basic Earnings per Share (in U.S. dollars)			
- Bearer shares	**19.72**	**1.1%**	19.50
- Registered shares	**7.89**	**1.1%**	7.80
- American depositary shares	**0.49**	**1.1%**	0.49
Diluted Earnings per Share (in U.S. dollars)			
- Bearer shares	**19.68**	**1.1%**	19.46
- Registered shares	**7.87**	**1.1%**	7.78
- American depositary shares	**0.49**	**1.1%**	0.49

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$316.7 million (2000 US$301.0 million), by an appropriate number of shares. This is 11,658,108 bearer shares (2000 11,032,835) and 11,013,040 registered shares (2000 11,013,040). The total weighted average equivalent number of bearer shares is 16,063,324 (2000 15,438,051) for the twelve months ended December 31, 2001. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,693,861 (2000 11,063,889).

-more-

Consolidated Balance Sheets

As of December 31	**2001***	2000
	US$ 000	US$ 000
Assets		
Current Assets		
Cash and cash equivalents	**1'131'091**	223'009
Short-term investments	**344'413**	1'215'476
Trade accounts receivable	**234'490**	233'957
Inventories	**196'063**	164'995
Prepaid expenses	**21'857**	30'436
Other current assets	**134'955**	167'181
Total Current Assets	**2'062'869**	2'035'054
Long-term Assets		
Property, plant and equipment	**460'767**	462'425
Other long-term assets	**388'018**	203'297
Deferred tax assets	**107'115**	94'001
Total Long-Term Assets	**955'900**	759'723
Total Assets	**3'018'769**	2'794'777
Liabilities		
Current Liabilities		
Bank advances	**154'295**	162'084
Trade accounts payable	**60'151**	56'402
Other current liabilities	**246'157**	202'952
Current portion of long-term debt	**18'959**	76'501
Income taxes	**55'948**	31'581
Total Current Liabilities	**535'510**	529'520
Long-Term Liabilities		
Long-term debt	**37'325**	56'626
Other long-term liabilities	**217'430**	191'019
Deferred tax liabilities	**9'003**	10'456
Total Long-Term Liabilities	**263'758**	258'101
Total Liabilities	**799'268**	787'621
Minority Interests	**587**	740
Shareholders' Equity		
Share capital	**252'955**	252'992
Share premium	**966'295**	968'581
Retained earnings	**1'082'951**	845'124
Cumulative foreign currency translation adjustments	**(83'287)**	(60'281)
Total Shareholders' Equity	**2'218'914**	2'006'416
Total Liabilities, Minority Interests and Shareholders' Equity	**3'018'769**	2'794'777

*Unaudited

-more-

Consolidated Statements of Cash Flows

Twelve months ended December 31	2001* US$ 000	2000 US$ 000
Cash Flows From Operating Activities		
Income before taxes and minority interests	**386'485**	371'598
Depreciation and amortization	**98'906**	86'266
Financial income	**(75'858)**	(72'354)
Financial expense	**14'709**	17'867
Other non-cash items	**25'595**	(23'788)
Cash Flows From Operating Activities Before Working Capital Changes	**449'837**	379'589
Working Capital Changes		
Trade accounts payable, other current liabilities and deferred income	**20'530**	13'648
Trade accounts receivable	**(22'231)**	(34'042)
Inventories	**(37'335)**	5'734
Prepaid expenses and other current assets	**34'879**	(62'264)
Taxes paid	**(40'730)**	(47'222)
Net Cash Flow From Operating Activities	**404'950**	255'443
Cash Flows From Investing Activities		
Short-term investments	**871'343**	(945'681)
Intangible and other long-term assets	**(233'205)**	(35'225)
Capital expenditures	**(78'565)**	(63'617)
Disposals of fixed assets	**11'033**	5'367
Other non-current liabilities	**1'653**	1'370
Interest received	**76'076**	33'031
Net Cash From Investing Activities	**648'335**	(1'004'755)
Cash Flows From Financing Activities		
Bank advances	**639**	(9'156)
Payments on long-term debt	**(73'701)**	(36'783)
Proceeds from issuance of share capital	**-**	951'774
Proceeds from exercises of stock options	**1'825**	3'445
Purchase of treasury shares	**(5'578)**	(4'750)
Interest paid	**(13'810)**	(12'746)
Withholding tax paid on free share dividend	**-**	(59'755)
Dividend paid	**(53'759)**	(17'755)
Net Cash From Financing Activities	**(144'384)**	814'274
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(819)**	(3'423)
Net Increase in Cash and Cash Equivalents	**908'082**	61'539
Cash and Cash Equivalents		
- Beginning of period	**223'009**	161'470
- End of period	**1'131'091**	223'009

*Unaudited

-end-

serono
biotech & beyond

serono
biotech & beyond

2001 Full Year Results and Business Update

Wednesday 13th February, 2002

Ernesto Bertarelli	Jacques Theurillat	Andrew Galazka M.D.
Chief Executive Officer	Chief Financial Officer	Senior VP Scientific Affairs

serono
biotech & beyond

This presentation may contain forward-looking statements that reflect management's current views as to the company's collaborative arrangements, clinical trials, product developments, regulatory approvals, manufacturing scale-up, and other future events and operations. These forward-looking statements involve uncertainties and other risks that are detailed in Serono's filings with the U.S. Securities and Exchange Commission, including the "Risk Factors" and "Operating and Financial Review and Prospects" sections of Serono's Annual Report on Form 20-F filed on April 23, 2001. Actual results could differ materially from these forward-looking statements.

This presentation is intended only for the purpose of providing information relevant to the investment community and should not be used for any other purposes.

2001 Revenues

serono
biotech & beyond

- Q401 Product sales $338m (+17.1% like-for-like**)
- 2001 Royalty and license income: $127m (+37.2%*)
- 2001 Total revenues: $1,376m (+13.5%*)
- 2001 Product sales $1,249m (+15.0% like-for-like**)
  - Neurology: $379.6m (+54.1%*)
  - Reproductive Health: $574.3m (+3.7%**)
  - Growth & Metabolism: $232.6m (+3.9%*)

* in local currencies
** in local currencies and excluding sales of Crinone (temporarily withdrawn) and Curosurf (sold to Chiesi)

Rebif - 2001 Milestones

serono
biotech & beyond

- Q101: EU Commission recognizes 44mg / 3 times a week as recommended dose of Rebif
- Q401: EU Commission approves expansion of Rebif labelling to include treatment of early secondary progressive patients
- June 01: EVIDENCE data presented at the World Congress of Neurology
- Q301: EVIDENCE data filed with FDA – expecting decision during March 2002; 48 week data from EVIDENCE study will be presented at AAN in April
- H201: $30m invested for launch of Rebif in the US
- Q401: Rebif strengthens its leading position outside of the US with a 38% market share in US$ terms

Rebif - Market Leader ex-US in $



Total ex-US 192 207 215 214 245 265 261 292
4Q00 mkt. share 35%
4Q01 mkt. share 38%
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
$m
51
61
68
75
83
91
95
111
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Avonex
Betaferon
Copaxone
Rebif

Copaxone ex-US sales based on Serono estimates, since Teva only reports North America region sales

Betaferon ex-US sales calculated by Serono by applying the average US$/Euro exchange ratio for each quarter

Rebif - Quarterly Sales


serono
biotech & beyond
2001
$379.6m
+54.1%*
2000
$254.2m
$m
120.0
100.0
80.0
60.0
40.0
20.0
0.0
24.8
32.3
39.8
46.1
50.7
60.9
68.1
74.5
83.0
90.7
95.4
110.5
Q1 99
Q2 99
Q3 99
Q4 99
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01

* in local currencies (+49.3% in actual $ terms)

Reproductive Health

serono
biotech & beyond

- Q4 RH Sales
  - $154.8m (+5.9%** like-for-like)
  - Gonal-F: $109.7m (+16.4%*)
  - Strong performance in Europe (sales +17%**)
  - Unfavourable US market environment (sales - 4.4%**)

- 2001 RH Sales
  - $574.3m (+3.7%** like-for-like)
  - Gonal-F: $410.5m (+14.7%*)

* In local currencies

** In local currencies and excluding sales of Crinone (temporarily withdrawn)


Gonal-F - Quarterly Sales
serono
biotech & beyond
$m
120
110
100
90
80
70
60
50
40
+14.7 %*
FY 2001 $410.5m
109.7
FY 2000 $365.9m
93.1
Q1 99
Q2 99
Q3 99
Q4 99
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
* in local currencies (+12.2% in actual $ terms)
Slide 8

Reproductive Health - 2001 Milestones

serono biotech & beyond

- Launch of Gonal-F multi-dose
  - 10% of 2001 Gonal-F sales
  - 20% of December sales
- Launch of Ovidrel (r-hCG) and Luveris (r-LH) late 2001
- Serono is the only company with 3 infertility hormones derived from recombinant technology (r-FSH, r-LH, r-hCG) on the market
- In line with our strategy, 72% of RH product sales are now derived from recombinant products (2000: 62%)

Reproductive Health – The drive towards higher quality

serono
biotech & beyond



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
45%
59%
62%
72%
1998
1999
2000
2001
RH urinary-derived product sales
RH recombinant product sales

Growth Hormone - 2001 Sales



$m
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
90.0
137.1
107.3
125.3
2000
2001
Saizen
Serostim

- Saizen very strong growth (+23%*) based on introduction of delivery devices (cool.click, one.click)
- Serostim ongoing reimbursement issues: sales down 8.5%*
- Serojet launched in Q1 2002



coolclick

* in local currencies

On Target with Consensus for FY01

serono
biotech & beyond

Analyst Consensus	Mean	Highest Estimate	Lowest Estimate
Total Product Sales	$1'242.6m	$1'290.4m	$1'206.3m
Gross margin as a % of product sales	*82.6%*	*83.3%*	*81.0%*
EBIT	$337.6m	$358.6m	$325.7m
Net profit	$318.0m	$326.3m	$308.2m

- **Participants**: Actien Bank, Bear Stearns, Chevreux Indosuez, Commerzbank, Credit Suisse FB, Deutsche Bank, Enskilda, Exane, Fortis, Goldman Sachs, Gottardo, HSBC, JP Morgan Securities, Lehman Bros, Lombard Odier, Merrill Lynch, Morgan Stanley, Oddo Pinatton, Pictet & Cie, Prudential Securities, Robertson Stephens, Sarasin, Schroder Salomon Smith Barney, UBS Warburg, Vontobel.

Consistent Improvement in Gross Margin

serono
biotech & beyond


$m
% of Sales
1'200.0
1'000.0
800.0
600.0
400.0
200.0
0.0
90
85
80
75
70
65
60
462.0
544.4
614.1
676.5
793.4
917.1
1036.2
67.7
67.6
71.1
73.7
75.3
80.0
82.9
1995
1996
1997
1998
1999
2000
2001
Gross Profit
Gross Margin %

Q4 2001 Product Gross Margin: 84.6%

2001 Results – as reported

serono
biotech & beyond

In actual US$ m.	2001	% of sales	2000	% of sales	Change (%) actual currencies
Sales (1)	1,249		1,147		8.9%
Royalty & License Income	127		93		37.1%
Revenues	**1,376**		**1,240**		11.0%
Cost of good sold	213	17.1%	230	20.0%	
Product Gross Margin		82.9%		80.0%	
S G & A Expenses	447	35.8%	394	34.3%	13.5%
R&D Expenses	309	24.7%	263	22.9%	17.3%
Other Operating Expense	70		31		
Operating Income (EBIT)	**338**	**27.0%**	**322**	**28.0%**	4.9%
Financial Income	51		52		
Taxes	70		70		
Net Income	**317**	**25.3%**	**301**	**26.2%**	5.2%

(1) Like-for-like sales (i.e. excluding Crinone and Curosurf) in local currency increased 15%

Cash Flow from Operations



$m
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
215.4
125.7
317.7
274.6
379.4
255.4
449.8
405.0
CAGR 50 %
1998
1999
2000
2001
Before Change in WC
After Change in WC

2002 - Good Growth Expected

serono
biotech & beyond

- **Sales** Around +15% Lcy (excludes Rebif US sales)
- **Gross margin** 84 - 85%
- **SG&A** 33 - 35% (includes Rebif US costs)
- **R&D** 23 - 25%
- **Operating Income** +20 - 22%
- **Tax rate** 18 -19% of profit before tax
- **Net Income** Around +15% (includes Rebif US costs)

2001 Highlights

serono
biotech & beyond

- Sales: $1,249m up 15.0% (like-for-like, in local currencies)
- Rebif sales: +54.1% in local currencies
- Rebif now ranks as #1 MS treatment outside of the US
- EVIDENCE data filed with FDA in Q3
- Launch of Gonal-F multidose, Ovidrel and Luveris
- 72% of RH sales now derived from recombinant products
- Launch of Saizen in adult GH deficiency
- Rollout of new GH delivery devices
- 7 new molecules entered pre-clinical development
- Gross margin increases further to 82.9%
- Net income: +5.2% to $316.7m
- EPS: $19.72 per bearer share, $0.49 per ADS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

February 13, 2002

By: /s/ Jacques Theurillat
Name: Jacques Theurillat
Title: Chief Financial Officer

Document #: 1213487 v.1